



SEP - 5 2003
188

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Googins & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 South Yellowstone Drive, Suite 110
(No. and Street)

Madison	WI	53719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Louise P. Googins (608)271-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bailey & Stolzman, S.C., CPA's
(Name – *if individual, state last, first, middle name*)

9 Odana Court	Madison	WI	53719
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louise P. Googins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Googins & Company, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of WI
County of Dane

Louise P. Googins
Signature

President
Title

Mary E. Schroeder
Notary Public
My Commission expires 5/8/05

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation.~~
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Googins & Company, Inc.
Madison, Wisconsin

Financial and Operational Combined
Uniform Single Report Part IIA
Year Ended June 30, 2003

Donald L. Bailey C.P.A.
Larry L. Stolzman C.P.A.

Ronald G. Boeck
David L. Linzmeier C.P.A.
Laura A. Knight C.P.A.
Michelle M. Pieper

Bailey & Stolzman, S.C.
CERTIFIED PUBLIC ACCOUNTANTS
9 Odana Court
Madison, Wisconsin 53719
608-273-4167 FAX 608-273-4315
E-Mail: BAILEYSTOL@TDS.NET

Members
American Institute of
Certified Public Accountants
Wisconsin Institute of
Certified Public Accountants

To the Board of Directors
Googins & Company, Inc.
Madison, Wisconsin

Independent Auditor's Report

We have audited the accompanying financial and operational combined uniform single report part IIA of Googins & Company, Inc. as of June 30, 2003, and the related statement of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Googins & Company, Inc., as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountants

August 18, 2003

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Part IIA 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: GOOGINS & CO., INC. [0013]

SEC File Number: 8- 30116 [0014]

Address of Principal Place of Business: 437 S. YELLOWSTONE DR STE 110 [0020]

MADISON [0021] WI [0022] 53719-1096 [0023]

Firm ID: 13985 [0015]

For Period Beginning 7/1/02 [0024] And Ending 06/30/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: LOUISE P. GOOGINS, PRESIDENT [0030] Phone: (608) 271-5700 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No X [0041]

Check here if respondent is filing an audited report X [0042]

See Accompanying Notes to Financial Statements

Googins & Company, Inc.
Madison, WI
SEC File Number 8-30116

ASSETS

Consolidated [0198] Unconsolidated X [0199]

		Allowable	Non-Allowable	Total
1.	Cash	87,255 [0200]		87,255 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	20,147 [0300]	1,074 [0550]	21,221 [0810]
3.	Receivables from non-customers	[0355]	[0600]	[0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		[0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
	A. Exempted securities [0170]			
	B. Other securities			

See Accompanying Notes to Financial Statements

		[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market	[0190]			
	B. Owned, at cost			[0650]	
	C. Contributed for use of the company, at market value			[0660]	[0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	[0920]
11.	Other assets		[0535]	[0735]	[0930]
12.	**TOTAL ASSETS**		107,402 [0540]	1,074 [0740]	108,476 [0940]

Googins & Company, Inc.
Madison, WI
SEC File Number 8-30116

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	[1115]	[1305]	[1540]
15.	Payable to non-customers	[1155]	[1355]	[1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	70,964 [1205]	[1385]	70,964 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	[1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	[1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			

See Accompanying Notes to Financial Statements

	D.	Exchange memberships contributed for use of company, at market value		[1430]	[1740]
	E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20.		**TOTAL LIABLITIES**	70,964 [1230]	[1450]	70,964 [1760]

Ownership Equity

			Total
21.		Sole proprietorship	[1770]
22.		Partnership (limited partners ________ [1020])	[1780]
23.		Corporations:	
	A.	Preferred stock	[1791]
	B.	Common stock	10,000 [1792]
	C.	Additional paid-in capital	[1793]
	D.	Retained earnings	32,512 [1794]
	E.	Total	42,512 [1795]
	F.	Less capital stock in treasury	(5,000) [1796]
24.		**TOTAL OWNERSHIP EQUITY**	37,512 [1800]
25.		**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	108,476 [1810]

Googins & Company, Inc.
Madison, WI
SEC File Number 8-30116

STATEMENT OF INCOME (LOSS)

Period Beginning 7/1/02 [3932] Period Ending 06/30/2003 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:			
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	6,688	[3935]
	b.	Commissions on listed option transactions		[3938]
	c.	All other securities commissions		[3939]
	d.	Total securities commissions	6,688	[3940]
2.	Gains or losses on firm securities trading accounts			
	a.	From market making in options on a national securities exchange		[3945]
	b.	From all other trading		[3949]
	c.	Total gain (loss)		[3950]
3.	Gains or losses on firm securities investment accounts			[3952]
4.	Profit (loss) from underwriting and selling groups			[3955]
5.	Revenue from sale of investment company shares		728,235	[3970]
6.	Commodities revenue			[3990]
7.	Fees for account supervision, investment advisory and administrative services		20,814	[3975]
8.	Other revenue		960	[3995]
9.	Total revenue		756,697	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	Directors Fee	30,000	[4120]
11.	Other employee compensation and benefits			[4115]
12.	Commissions paid to other broker-dealers			[4140]
13.	Interest expense			[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses		5,634	[4195]
15.	Other expenses		724,387	[4100]
16.	Total expenses		760,021	[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	(3,324)	[4210]

Googins & Company, Inc.
Madison, WI
SEC File Number 8-30116

18.	Provision for Federal Income taxes (for parent only)		(202) [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		(3,122) [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	(26,624) [4211]

Googins & Company, Inc.

Statement of Cash Flows
Year Ended June 30, 2003

Cash Flows (Used For) Operating Activities		
Cash From Sales and Services	$748 944	
Cash Paid For Operating Expenses	(758 466)	
Interest Received	960	
Net Cash (Used For) Operating Activities		**($ 8 562)**
Cash and Cash Equivalents at Beginning of Year		$95 817
Cash and Cash Equivalents at End of Year		**$87 255**

Reconciliation of Net Income to Net Cash (Used For) Operating Activities

Net (Loss)	($ 3 122)
Adjustments to Reconcile Net Income to Net Cash From Operating Activities	
Increase In Accounts Receivable	(6 794)
Increase In Current Liabilities	1 354
Net Cash (Used For) Operating Activities	**($ 8 562)**

Googins & Company, Inc.

Notes to Financial Statements
June 30, 2003

Note 1 - Summary of Significant Accounting Policies

Googins & Company, Inc. is engaged in investment advisory services including the sale of mutual funds and variable annuities.

Basis of Accounting - The Company's financial statements are prepared on the accrual basis. The Company's income tax returns are prepared on the cash basis.

Management Fees - Management fees are based on a percentage of commission and fee revenues.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from such estimates.

Definition of Cash and Cash Equivalents - The purpose of the Statement of Cash Flows contained in this report is to explain the changes in cash and cash equivalents which took place during the year ended June 30, 2003. For purposes of this report, cash equivalents are defined as short-term, highly liquid investments that are both:

a. Readily convertible to known amounts of cash. These include the following:

Cash in Bank - Checking	$66 393	
Cash in Money Market Accounts	20 862	
Total		$87 255
b. So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.		0
Total Cash & Cash Equivalents		**$87 255**

Note 2 - Related Party Transactions

The Company's sole stockholder is also the major stockholder in Googins Financial Corporation (Financial) and Googins/Anton, Inc. (G/A). The accompanying statement of income includes management fee expense of $717,950 for services, facilities, equipment and advice provided by Financial and G/A. Accrued management fees due G/A at June 30, 2003 amounted to $70,964.

Note 3 - Common Stock and Treasury Stock

The Company's common stock consists of $1 par value shares with 50,000 shares authorized and 10,000 shares issued. Treasury stock consists of 5,000 shares at par value.

Googins & Company, Inc.

Notes to Financial Statements
June 30, 2003

Note 4 - Net Operating Loss Carryforward:

The Company has a net operating loss carryforward of $28,114 for Wisconsin income taxes.

Note 5 - Reconciliation of Audit Report to NASD Focus Report:

Statement of Financial Condition

		Per Audit Report	Per Quarterly Focus Report	Difference
1.)	Cash	$ 87 255	$ 87 255	$ 0
3.)	Receivable From Non Customers	21 221	21 221	0
11.)	Other Assets	0	0	0
12.)	Total Assets	**$108 476**	**$108 476**	**$ 0**
17.)	Accounts Payable Accrued Liabilities, etc.	70 964	70 964	$ 0
20.)	Total Liabilities	**$ 70 964**	**$ 70 964**	**$ 0**
23.)	Corporation			
	B.) Common Stock	$ 10 000	$ 10 000	$ 0
	D.) Retained Earnings	32 512	32 512	0
	E.) Total	42 512	42 512	0
	F.) Less Treasury Stock	(5 000)	(5 000)	0
24.)	Total Ownership Equity	37 512	37 512	0
25.)	Total Liabilities and Ownership Equity	**$108 476**	**$108 476**	**$ 0**

Googins & Company, Inc.
Madison, Wisconsin

ANNUAL AUDITED REPORT
FORM X-17A-5 - PART III
Supplemental Information
Year Ended June 30, 2003

Googins & Company, Inc.
Madison, WI
SEC File Number 8-30116

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period 7/1/02		40,635 [4240]
	A. Net income (loss)		(3,122) [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of Rounding	[4272])	(1) [4270]
2.	Balance, end of period (From item 1800) 6/30/03		37,512 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	N/A [4300]
	A. Increases	N/A [4310]
	B. Decreases	N/A [4320]
4.	Balance, end of period (From item 3520)	N/A [4330]

Googins & Company, Inc.
Madison, WI
SEC File Number 8-30116

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			37,512 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			37,512 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities			37,512 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		1,074 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	1,074 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions			36,438 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	
	D. Undue Concentration		[3650]	

E. Other (List)

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	[3736]	[3740]

10.	Net Capital	36,438 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	4,730 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	31,438 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	29,342 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		70,964 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	[3820]	[3830]

19.	Total aggregate indebtedness	70,964 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 195% [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule	%

Googins & Company, Inc.

Reconciliation of Computation for
Determination of the Reserve Requirements
and
Information Relating to the Possession
or Control Requirements
June 30, 2003

The Company is exempt from having to file both the Reconciliation of the Computation for Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Googins & Company, Inc.
Madison, WI
SEC File Number 8-30116

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☒ [4570]

Clearing Firm SEC#s	Name	Product Code	
8- 17574 [4335A]	Pershing LLC [4335A2]	All	[4335B]
8- [4335C]	[4335C2]		[4335D]
8- [4335E]	[4335E2]		[4335F]
8- [4335G]	[4335G2]		[4335H]
8- [4335I]	[4335I2]		[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

Googins & Company, Inc.
Madison, WI
SEC File Number 8-30116

SCHEDULED WITHDRAWALS

N/A

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	[4699] Omit Pennies		

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

Googins & Company, Inc.

Reconciliation of the Computation of Net Capital
June 30, 2003

The following schedule shows that there are no material differences between the net capital computation set forth in the audit report, and the net capital computation on the Company's Focus Report for the quarter ended June 30, 2003.

	Audited Report	Quarterly Report	Difference	Explanation of Difference
Ownership Equity	$37 512	$37 512	$ 0	
Non-allowable Assets	1 074	1 074	0	
Net Capital	**$36 438**	**$36 438**	**$ 0**	

Donald L. Bailey C.P.A.
Larry L. Stolzman C.P.A.

Ronald G. Boeck
David L. Linzmeier C.P.A.
Laura A. Knight C.P.A.
Michelle M. Pieper

Bailey & Stolzman, S.C.
CERTIFIED PUBLIC ACCOUNTANTS
9 Odana Court
Madison, Wisconsin 53719
608-273-4167 FAX 608-273-4315
E-Mail: BAILEYSTOL@TDS.NET

Members
American Institute of
Certified Public Accountants
Wisconsin Institute of
Certified Public Accountants

Board of Directors
Googins & Company, Inc.

Report On Internal Control

In planning and performing our audit of the financial statements and supplemental schedules of Googins & Company, Inc. for the year ended June 30, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.) Making quarterly securities examinations, counts, verifications, and comparisons

2.) Recordation of differences required by rule 17a-13

3.) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants
Madison, Wisconsin

August 18, 2003